SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                        No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                        No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                        No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of December 31, 2005 together with Independent Accountant´s Limited Review Report

FINANCIAL STATEMENTS AS OF DECEMBER 31,

2005 AND 2004 WITH INDEPENDENT AUDITORS´

REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	12-31-2005	12-31-2004
ASSETS
CASH AND DUE FROM BANKS
Cash	479,410	414,492
Due from banks and correspondents	1,115,140	1,208,591

	1,594,550	1,623,083

GOVERNMENT AND PRIVATE SECURITIES
Holdings in investment accounts (Exhibit A)	434,591	729,084
Holdings for trading or financial transactions (Exhibit A)	211,793	10,297
Unlisted Government Securities (Exhibit A)	—	492,272
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	1,655,150	740,747
Investments in listed private securities (Exhibit A)	3,224	291
Less: Allowances (Exhibit J)	—	55,325

	2,304,758	1,917,366

LOANS
To government sector (Exhibits B, C and D)	3,956,725	6,084,704
To financial sector (Exhibits B, C and D)	179,257	60,732
To non financial private sector and residents abroad (Exhibits B, C and D)	3,772,313	2,290,968

Overdraft	732,782	271,841
Discounted instruments	560,863	251,332
Real estate mortgage	394,678	400,585
Collateral Loans	10,137	6,967
Consumer	299,140	137,396
Credit cards	534,808	354,451
Other	1,357,206	957,127
Interest and listed-price differences accrued and pending collection	37,301	23,787
Less: unused collections	152,025	111,594
Less: Interest documented together with main obligation	2,577	924
Less: Difference arising from purchase of portfolio	89	88
Less: Allowances (Exhibit J)	129,274	118,796

	7,778,932	8,317,520

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	286,154	325,593
Amounts receivable for spot and forward sales pending settlement	149,375	380,778
Instruments to be received for spot and forward purchases pending settlement	35,730	18,486
Unlisted corporate bonds (Exhibits B, C and D)	78,228	99,691
Non-deliverable forward transactions balances pending settlement	281	—
Other receivables not covered by debtor classification regulations	130,321	18,043
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	18,738	12,841
Interest accrued and pending collection not covered by debtor classification regulations	121,104	90,764
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	3,014	2,121
Less: Allowances (Exhibit J)	3,003	12,757

	819,942	935,560

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	127,022	57,413
Less: Allowances (Exhibit J)	1,432	1,162

	125,590	56,251

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	51,892	46,750
Other (Note 5) (Exhibit E)	294,854	270,334
Less: Allowances (Exhibit J)	11,939	11,711

	334,807	305,373

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	2,257	2,999
Other (Note 5)	490,356	214,702
Tax on minimum presumed income – Tax Credit	90,094	92,631
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	41	56
Other accrued interest receivable	3	2
Less: Allowances (Exhibit J)	388,728	153,423

	194,023	156,967

PREMISES AND EQUIPMENT (Exhibit F)	347,444	351,041

OTHER ASSETS (Exhibit F)	62,189	95,277

INTANGIBLE ASSETS (Exhibit G)
Goodwill	25,459	32,088
Organization and development expenses	576,496	750,952

	601,955	783,040

SUSPENSE ITEMS	946	1,210

TOTAL ASSETS	14,165,136	14,542,688

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	12-31-2005	12-31-2004
LIABILITIES
DEPOSITS (Exhibits H and I)
Government sector	102,848	198,593
Financial sector	35,483	22,879
Non financial private sector and residents abroad	10,605,615	8,973,015

Checking accounts	1,863,736	1,655,905
Savings deposits	2,977,089	2,369,164
Time deposits	4,976,427	4,167,741
Investments accounts	210,575	159,193
Other	477,797	383,432
Interest and listed-price differences accrued payable	99,991	237,580

	10,743,946	9,194,487

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	100,745	1,764,058

Other	100,745	1,764,058
Banks and International Institutions (Exhibit I)	224,311	251,005
Non-subordinated corporate bonds (Exhibit I)	286,486	321,181
Amounts payable for spot and forward purchases pending settlement	26,165	16,159
Instruments to be delivered for spot and forward sales pending settlement	160,725	423,051
Financing received from Argentine financial institutions (Exhibit I)	72,980	2,900
Non-deliverable forward transactions balances pending settlement	150	,
Other (note 5) (Exhibit I)	357,597	338,785
Interest and listed-price differences accrued payable (Exhibit I)	6,409	122,049

	1,235,568	3,239,188

OTHER LIABILITIES
Other (Note 5)	173,392	97,769

	173,392	97,769

ALLOWANCES (Exhibit J)	208,388	232,808

SUBORDINATED CORPORATE BONDS	,	60,307

SUSPENSE ITEMS	2,295	33,786

TOTAL LIABILITIES	12,363,589	12,858,345

STOCKHOLDERS’ EQUITY (as per the related statements of changes in stockholders´ equity)	1,801,547	1,684,343

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,165,136	14,542,688

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	12-31-2005	12-31-2004
DEBIT ACCOUNTS

Contingent
• Guarantees received	2,980,443	5,218,789
• Contra contingent debit accounts	325,775	2,990,328

	3,306,218	8,209,117

Control
• Receivables classified as irrecoverable	359,843	436,965
• Other (Note 5)	23,658,789	29,050,239
• Contra control debit accounts	310,926	207,304

	24,329,558	29,694,508

Derivatives
• Contra debit derivatives accounts	93,161	19,361
• “Notional” amount of non-deliverable forward transactions	46,982	28,173

	140,143	47,534

For trustee activities
• Funds in trust	10,427	10,758

	10,427	10,758

TOTAL	27,786,346	37,961,917

CREDIT ACCOUNTS

Contingent
• Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	3,827	272,854
• Guarantees provided to the BCRA	70,293	2,387,972
• Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	171,022	219,798
• Other guarantees given non covered by debtor classification regulations	62	— ,—
• Other covered by debtor classification regulations (Exhibits B, C and D)	80,571	109,704
• Contra contingent credit accounts	2,980,443	5,218,789

	3,306,218	8,209,117

Control
• Items to be credited	134,517	173,837
• Other	176,409	33,467
• Contra control credit accounts	24,018,632	29,487,204

	24,329,558	29,694,508

Derivatives
• “Notional” amount of non-deliverable forward transactions	93,161	19,361
• Contra debit derivatives accounts	46,982	28,173

	140,143	47,534

For trustee activities
• Contra credit accounts for trustee activities	10,427	10,758

	10,427	10,758

TOTAL	27,786,346	37,961,917

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos -

	12-31-2005	12-31-2004
FINANCIAL INCOME

Interest on cash and due from banks	25,315	12,623
Interest on loans to the financial sector	9,200	1,546
Interest on overdraft	41,466	25,223
Interest on discounted instruments	22,989	10,867
Interest on real estate mortgage	41,474	44,857
Interest on collateral loans	1,013	357
Interest on credit card loans	21,290	15,456
Interest on other loans	127,963	81,749
Interest on other receivables from financial transactions	10,374	6,920
Income from secured loans - Decree 1387/01	269,269	204,089
Net income from government and private securities	65,145	49,988
Indexation by benchmark stabilization coefficient (CER)	663,734	374,885
Indexation by salary variation coefficient (CVS)	,	37,740
Other	111,535	82,681

	1,410,767	949,981

FINANCIAL EXPENSE

Interest on checking accounts	23,872	20,638
Interest on savings deposits	3,670	3,677
Interest on time deposits	162,853	110,893
Interest on financing to the financial sector	1,327	1,241
Interest on other liabilities from financial transactions	27,995	21,810
Other interest	61,453	91,475
Indexation by CER	305,768	166,712
Other	30,941	44,783

	617,879	461,229

GROSS INTERMEDIATION MARGIN – GAIN	792,888	488,752

ALLOWANCES FOR LOAN LOSSES	109,265	49,464

SERVICE CHARGE INCOME

Related to lending transactions	74,355	67,089
Related to liability transactions	195,186	157,361
Other commissions	34,354	31,007
Other (Note 5)	106,304	70,012

	410,199	325,469

SERVICE CHARGE EXPENSE

Commissions	52,638	32,816
Other (Note 5)	19,469	14,452

	72,107	47,268

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	12-31-2005	12-31-2004
ADMINISTRATIVE EXPENSES

Payroll expenses	319,344	239,070
Fees to Bank Directors and Statutory Auditors	241	228
Other professional fees	21,306	21,462
Advertising and publicity	36,446	24,689
Taxes	14,718	14,453
Other operating expenses (Note 5)	131,712	138,284
Other	37,615	32,517

	561,382	470,703

NET GAIN FROM FINANCIAL TRANSACTIONS	460,333	246,786

OTHER INCOME

Income from long-term investments	30,299	46,631
Punitive interests	267	297
Loans recovered and reversals of allowances	82,711	311,792
Other (Note 5)	252,502	12,777

	365,779	371,497

OTHER EXPENSE

Punitive interests and charges paid to BCRA	67	108
Charge for uncollectibility of other receivables and other allowances	421,104	347,687
Amortization of difference arising from judicial resolutions	219,961	203,428
Other	67,776	53,609

	708,908	604,832

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	117,204	13,451

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	—,—	67,497

NET INCOME/(LOSS) FOR THE FISCAL YEAR	117,204	(54,046)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish – See Note 17)

- Stated in thousands of pesos –

	2005								2004
Movements	Capital Stock	Non capitalized contributions	Adjustments to stockholders’ equity (1)	Retained earnings	Other	Unrealized valuation difference (2)	Unappropriated earnings/(losses)	Total	Total
		Issuance premiums		Legal
1. Balance at beginning of fiscal year	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,478,985)	1,618,452	1,750,397

2. Adjustment to earnings of prior years (Notes 2.3.k), 2.3.m), 2.3.o) and 4.2)	—	—	—	—	—	—	65,891	65,891	(176,420)

3. Subtotal	471,361	1,195,390	769,904	428,698	1,802	230,282	(1,413,094)	1,684,343	1,573,977

4. Cumulative losses absorption approved by Stockholders’ Meeting held on April 28, 2005 (Communication “A” 4294 as supplemented of the BCRA)	—	(1,020,258)	(456,925)	—	(1,802)	—	1,478,985	—	—

5. Decisions of Stockholder’s Meeting of April 22, 2004:- Capital increase for the subscription of shares	—	—	—	—	—	—	—	—	364,412

6. Absorption approved by BCRA Resolution N° 52/04 (Note 3.III)	—	—	—	—	—	—	—	—	(200,000)

7. Net income/(loss) for the fiscal year	—	—	—	—	—	—	117,204	117,204	(54,046)

8. Balance at the end of the fiscal year	471,361	175,132	312,979	428,698	—	230,282	183,095	1,801,547	1,684,343

(1)	Adjustments to stockholders´equity refer to Adjustment to Capital Stock
(2)	Including 6,059 related to the participation on the Unrealized valuation difference booked by Rombo Cía.Financiera S.A. to be absorbed pursuant to a resolution approved by its Stockholders’ Meeting during fiscal year 2005.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

	12-31-2005	12-31-2004
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year	1,623,083	1,389,828
(Decrease)/ Increase in cash and due from banks	(28,533)	233,255

Cash and due from banks at end of the fiscal year	1,594,550	1,623,083

REASONS FOR CHANGES IN CASH
Financial income collected	1,669,752	588,000
Service charge income collected	410,317	325,115

Less:
Financial expenses paid	810,163	466,926
Service charge expenses paid	72,107	47,268
Operating expenses paid	489,027	378,488

FUNDS PROVIDED BY ORDINARY OPERATIONS	708,772	20,433

OTHER SOURCES OF FUNDS
Net increase in deposits (*)	1,687,650	1,682,401
Net decrease in loans (**)	2,717	,
Net decrease in other receivables from financial transactions (**)	3,817	248,865
Cash capital contribution (*)	,	133,809
Other sources of funds (**)	74,248	94,989

TOTAL OF SOURCES OF FUNDS	1,768,432	2,160,064

USE OF FUNDS

Net increase in government and private securities (**)	322,247	284,203
Net increase in loans (**)	—	656,707
Net increase in other assets (**)	190,860	181,857
Net decrease in other liabilities from financial transactions (*)	1,705,335	235,534
Net decrease in other liabilities (*)	254,450	557,067
Other uses of funds (*)	32,845	31,874

TOTAL USES OF FUNDS	2,505,737	1,947,242

(DECREASE) / INCREASE IN FUNDS	(28,533)	233,255

(*) Variations originated in financing activities.	(304,980)	991,735
(**) Variations originated in investing activities.	(432,325)	(778,913)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 230-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.59% corporate stock as of December 31, 2005.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

				Total
Capital Stock as of December 31, 1999:				209,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

1.3	Sale of Credilogros Cía. Financiera S.A.

On March 9, 2005, BF, Inversora Otar S.A. and BBVA sold their aggregate shareholdings in Credilogros Cía Financiera S.A. to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. The amount of the transaction was USD 16,900,000, based on the financial statements as of December 31, 2004. Upon entering into the sale agreement, an advance payment was made for 20% of the price.

The sale agreement as entered into shall be considered duly executed after the approval required from regulatory authorities, still pending as of the date of issuance of these financial statements.

Until the transfer is consummated, Credilogros Cía. Financiera will continue to be managed by BBVA Banco Francés S.A. and the conduct of its business with customers will remain unchanged.

1.4	Banco Francés (Cayman) Limited

On March 18, 2004, the Bank sold to BBVA its 100% interest in Banco Francés (Cayman) Limited.

The sale price amounted to US$ 238,462,142, and it was collected through Federal Government secured loans previously purchased by BBVA from Banco Francés (Cayman) Limited. BF has recorded such secured loans in conformity with Communication “A” 3911 and supplementary regulations. The negative result of the transaction was 210.978.

1.5	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated by the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

As required by Communication “A” 4265 of the BCRA, the financial statements as of December 31, 2005 include comparative information with financial statements as of December 31, 2004.

Additionally, the financial statements, notes and exhibits for fiscal year ended December 31, 2004 have been modified due to adjustments to prior year’s income/(loss) (see notes 2.3.k), 2.3.m), 2.3.o) and 4.2.).

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2005 and 2004, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the fiscal years. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

Government securities:

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation and hedging:

As of December 31, 2005 they were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

The outstanding compensation amounting to 114,922 (resulting from the redenomination into US dollars of the liabilities with the Financial and Insurance Institutions Assistance Trust Fund detailed in note 12) was valued pursuant to the same criterion and was recorded under Other receivables from financial transactions, in the line Other receivables not covered by debtor classification regulations.

As of December 31, 2004, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 2.3.a).

•	Bonds received under the Argentine sovereign debt restructuring process:

•	Discount Bonds and GDP-linked Securities in U.S. dollars: they were valued based on current listed prices as of December 31, 2005.

•	Discount Bonds in pesos: may be recorded at the book value of the instruments delivered for exchange less payments received during 2004 and the first half of 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

•	As of December 31, 2004, Argentine Republic External Bills in U.S. dollars “Survey + 4.95% 2001-2004”, and Treasury Bills Series 90 were valued at the lower of book value as of December 31, 2003, or the value obtained after applying to face values at that date the percentage calculated under the present value method in respect of Secured Bonds 2018, in accordance with Communication “A” 4084 of the BCRA. The difference with technical values was recognized against the balancing account under Loans as established by Communication “A” 3911.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2005 and 2004. Differences in listed prices were credited/charged to income for fiscal years then ended.

•	Unlisted government securities: these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of December 31, 2005 and 2004. Differences in listed prices were charged to income for fiscal years then ended.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2005 and 2004, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of December 31, 2005 was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 4%, in accordance with the provisions of the abovementioned Communication for December, 2005.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the fiscal year.

Provincial Governments loans and other Government loans

As of December 31, 2005 and 2004, these loans were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value as of December 31, 2005 was calculated by discounting the estimated cash flows at an annual rate of 4%, in accordance with the provisions of the abovementioned Communication for December, 2005.

As the present value determined was lower than the technical value (which agrees with the theoretical value), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the fiscal year.

This item includes 812,165 and 742,930 as of December 31, 2005 and 2004, respectively, corresponding to Provincial Developments Trust Fund Corporate Bonds, which are in the final phase of the restructuring process with the National Government. No substantially adverse effects on the Banks equity forecast in this respects.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As of December 31, 2005 and 2004, receivables and payables have been adjusted to the CER as follows:

•	Federal government guaranteed loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2005 and the end of the previous fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	Federal Government Secured Bonds and Provincial Development Trust Fund Corporate Bonds: had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

•	Deposits and other assets and liabilities (subject to conversion into pesos): have been adjusted considering the CER prevailing as of December 31, 2005 and 2004.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and has applied this coefficient on balances until its repeal in May 2004.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: as of December 31, 2005 and 2004, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each fiscal year.

•	Holdings in investment accounts and for trading transactions: according to the method described in note 2.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2005 and 2004.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of December 31, 2005 and 2004.

j)	Assets subject to financing leasing:

As of December 31, 2005 and 2004, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each fiscal year.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A.): were valued by the equity method at the end of each fiscal year.

•	Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

The Bank recorded an adjustment to earnings of prior years of 533 (loss) due to adjustments of certain investments in other companies. This adjustment affected the items Investments in Other Companies of the balance sheet as of December 31, 2004 by 533 (decrease) and Other Income of the income statement as that date by 453 (decrease), whereas an adjustment by 80 (decrease) affected income for the year ended December 31, 2003.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

The Bank recorded an adjustment to earnings of prior years of 18,167 (loss) due to a change in the accounting criteria applied to certain projects. Said adjustment affected the item Intangible assets of the balance sheet as of December 31, 2004 by 18,167 (decrease) and the item Administrative Expenses – Other Operating Expenses of the statement of income as of that date by 12,119 (decrease) whereas as of December 31, 2003 it affected balance sheet accounts by 30,286 (decrease).

n)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

o)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2005 and 2004.

The Bank recorded an adjustment to earnings of prior years for 8,040 (loss) to reflect expenses of software maintenance and transport of values corresponding to the fiscal year ended December 31, 2004. This adjustment affected the item Other Liabilities from the balance sheet as of December 31, 2004 in 8,040 (increase), the item Administrative Expenses – Other Operating Expenses of the statement of income in 7,390 (increase) and the item Administrative Expenses - Other in 650 (increase).

p)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions´ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

The Stockholders’ Meeting held on April 28, 2005 decided to absorb accumulated losses as detailed in the Statements of changes in stockholders’ equity.

r)	Statement of Income Accounts:

•	As of December 31, 2005 and 2004, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

s)	Earning per share:

As of December 31, 2005 and 2004 the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for fiscal years on those dates is as follows:

	2005	2004
Net income (loss) for the fiscal year	117,204	(54,046)
Earning (loss) per share for the fiscal year	$0.25	$(0.11)

t)	Use of estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the periods being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16, 17, 18, 19, 20 and 21 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolution No. 459/04, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003, except for Technical Pronouncement No. 21, effective on April 1, 2004, with early application permitted.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the new valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below.

I.	Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., the application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the results for each fiscal year and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II.	Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 3,291,795 thousands for Secured loans. At December 31, 2005 and 2004, those loans are recorded under “Loans – to the Public Sector” amounting to 3,809,264 and 6,181,489 (consolidated amounts), respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2005 and 2004, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, the recoverable values of these assets as of December 31, 2005 exceed their book values.

b)	Government Securities and Other Credit Assistance to the Public Sector

As of December 31, 2005 and 2004, the Bank and its subsidiaries keeps other assets with the Public Sector amounting to 1,172,681 and 1,867,810 respectively, in accordance with the criterion described in notes 2.3.b), 2.3.c) and 2.3.g). In accordance with accounting principles generally accepted in Buenos Aires City, these assets are to be valued at current value and would imply a decrease in shareholders’ equity in approximately 265,000 and 518,000 as of December 31, 2005 and 2004.

c)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 15.1.2., as of December 31, 2005 and 2004, the Bank recorded assets amounting to 565.352 and 739,289 (whose original values had been 1,119,388 and 1,075,116) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

d)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with current professional accounting standards, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 360,000 y 118,000 as of December 31, 2005 and 2004, respectively, should be recovered.

III.	Disclosure aspects

Unrealized valuation difference

During the precceding fiscal year, the Bank has absorbed 200,000 of the negative results appeared from the sale operation of the subsidiary of Banco Francés (Cayman) Limited and charged to the account “unrealized valuation difference” of the stockholders´ equity, according to what was authorized in the Resolution N° 52/04 of the Superintendent of Financial and Exchange Institutions.

According to accounting principles generally accepted in Buenos Aires City, such amount should have been charged to income (loss) for the fiscal year finished on December 31, 2004, while the remaining balance of the mentioned account should be recorded into unappropriated earnings account of the stockholders´ equity.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of December 31, 2005 and 2004, the Bank has estimated the existence of a net operating loss in the income tax.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2005 and 2004, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 360,000 and 118,000, respectively. Such amounts are made up as follows:

	2005	2004
Deferred tax assets	561,000	530,852
Deferred tax liabilities	(201,000)	(412,852)

Net deferred assets	360,000	118,000
Allowance	(360,000)	(118,000)

As a matter of prudence, the amounts shown do not include the valuation of the accumulated tax loss carryforward.

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

Up to December 31, 2003, the Bank recorded under Other Receivables - Tax Advance account, a credit for the TOMPI, as long as this tax exceeded income tax.

On March 8, 2004, the BCRA requested the reversal of the amounts recorded as assets for TOMPI for the years 2001/2002 with charge to income or prior years’ adjustments, as appropriate, based on a regulatory interpretation of the BCRA.

In addition, on February 11, 2005, the BCRA issued Communication “A” 4295 whereby it allowed, under certain guidelines, to record TOMPI credit balances.

Therefore, on December 31, 2005, the Entity recorded this asset for 118,494 (90,094 in the items Other Receivables - Tax on minimum presumed income and 28,400 in Other Receivables – Other Tax prepayments) and included an adjustment to earnings of prior years for a total amount of 92,631 (gain). In the balance sheet as of December 31, 2004, presented for comparative purposes, such adjustment affected the item Other receivables by 92,631 (increase) and in the statement of income as of that date affected the items Income Tax and Tax on Minimum Presumed Income and Other Income by 27,000 (decrease), whereas an adjustment of 65,631 affected the book value at the beginning of fiscal year 2004.

4.3.	Other tax issues

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending.

The Argentine Administrative Tax Court has also issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded the appeal to Argentine Public Revenue Administration.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of December 31, 2005 and 2004, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2005	12-31-2004
• INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies- unlisted	24,498	22,283
In controlled companies -supplementary activities	249,743	228,840
In non-controlled companies-supplementary activities	8,628	7,454
Other- unlisted	11,985	11,757

Total	294,854	270,334

• OTHER RECEIVABLES

Prepayments	27,054	8,859
Guarantee deposits	20,262	18,841
Miscellaneous receivables	46,636	64,573
Tax prepayments (1)	389,534	121,370
Other	6,870	1,059

Total	490,356	214,702

(1)	As of December 31, 2005 and 2004, it includes the deferred tax asset for 360,000 and 118,000 respectively (see note 4.1).

• OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	16,622	25,889
Collections and other operations for the account of third parties	44,633	62,301
Other withholdings and collections at source	39,206	31,870
Accounts payable for consumption	74,190	97,252
Money orders payable	148,728	95,172
Other	34,218	26,301

Total	357,597	338,785

	12-31-2005	12-31-2004
• OTHER LIABILITIES

Accrued salaries and payroll taxes	82,307	44,180
Accrued taxes	24,609	21,107
Miscellaneous payables	64,403	30,016
Other	2,073	2,466

Total	173,392	97,769

• MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	22,664,904	28,470,212
Collections items	528,885	461,424
Checks drawn on the Bank pending clearing	105,251	105,565
Checks not yet credited	341,039	— -,—
Other	18,710	13,038

Total	23,658,789	29,050,239

• SERVICE CHARGE INCOME

Rental of safe-deposit boxes	11,419	9,210
Commissions for capital market transactions	12,645	7,892
Commissions for salary payment	3,997	2,930
Commissions for trust management	2,865	4,173
Commissions for hiring of insurances	23,613	14,392
Commissions for transportations of values	8,706	4,074
Commissions for loans and guarantees	12,054	7,348
Other	31,005	19,993

Total	106,304	70,012

• SERVICE CHARGE EXPENSE

Turn-over tax	17,195	13,951
Other	2,274	501

Total	19,469	14,452

• ADMINISTRATIVE EXPENSES - OTHER OPERATING EXPENSES

Rent	34,815	38,033
Depreciations of premises and equipment	25,092	30,108
Amortizations of organization and development expenses	9,136	11,650
Electric power and communications	15,806	14,893
Maintenance, conservation and repair expenses	22,423	20,540
Security services	15,915	13,266
Other	8,525	9,794

Total	131,712	138,284

	12-31-2005	12-31-2004
• OTHER INCOME

Deferred income tax (1)	242,000	—
Other	10,502	12,777

Total	252,502	12,777

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6	RESTRICTIONS ON ASSETS

As of December 31, 2005, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 24,435 in Federal Government bonds in US dollars LIBOR 2012 which have been frozen until final confirmation by the Argentine Minister of Economy and Production of the compensation amount (see note 15.1.1)

b)	The Government and Private Securities account includes 69,068 in Secured Bonds due 2018 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,213 are allocated to the guarantee securing payables to the BCRA.

7	CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (“ex BCA”) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Court of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank’s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2005 and 2004, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2005	2004	2005	2004	2005	2004
BBVA S.A.	6,237	—	22,985	85,350	31,951	—
Francés Valores Sociedad de Bolsa S.A.	6,093	—	9,405	643	415	1,123
Consolidar A.R.T. S.A.	33	30	27,999	20,217	243,912	197,703
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	88	65	5,289	15,572	227,274	183,604
Consolidar Cía. De Seguros de Retiro S.A.	43	33	115,749	186,984	274,430	1,083,791
Consolidar Cía. De Seguros de Vida S.A.	6	5	21,688	16,485	366,126	316,656
Credilogros Compañía Financiera S.A.	17,629	10,395	8,096	7,273	318	318
Atuel Fideicomisos S.A.	—	—	4,615	3,087	124	46
BBVA Consolidar Seguros S.A.	4	4	2,381	3,879	41,662	34,506
Consolidar Comercializadora S.A.	—	—	1,835	1,583	1,975	2,403
PSA Finance Argentina Cía Financiera S.A.	37,292	6,468	531	1,087	—	—
Rombo Cía. Financiera S.A.	72,323	22,934	721	293	—	—
Francés Administradora de Inversiones S.A.	104	77	3,349	9,223	2,578	4,838
Inversora Otar S.A.	—	—	890	95	336,391	326,004

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.7597% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10	TRUST ACTIVITIES

10.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2005, total estimated corpus assets of Diagonal Trust and Inmobal Nutrer Trust amount to 5,728 and 4,699 respectively, and they are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

10.2. Non Financial Trusts

BF acts as trustee in 63 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about $ 4,068 million and 4,135 million as of December 31, 2005 and 2004, respectively, consist of cash, creditors’ rights, real estate and shares.

11	CORPORATE BONDS

The Ordinary Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On April 27, 1999, the Ordinary and Extraordinary Stockholders’ Meeting decided to extend the term of the abovementioned program for five years and authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise.

On April 27, 2000, the Ordinary and Extraordinary Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

The following chart reflects corporate bonds in force as of December 31, 2005:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration Date
USD 1,000,000,000	11/26/2003	Non-subordinated	94,503,150	USD	100%	(1)	Semiannual	288,871	10/31/2008	(2)

(1)	Libor plus 150 basis points.
(2)	Principal shall be amortized in 10 semiannually installments with maturity between April 30 and October 31 each year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

12.1	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex-Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996. On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its adjustment by CER.

12.2	On December 22, 1997, Corp Banca (CB) executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, to be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one would be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 at an annual nominal rate equal to LIBOR plus an annual nominal rate of 4% for the first period and, thereafter, LIBOR plus an annual nominal rate of 3% with a minimum of 8,07% per annum, due December 29, 2004.

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

Due to these agreements, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. At present, the case is pending determination by the Federal Executive. This notwithstanding, in May 2005 a liability of 23,176 thousand dollars was recorded under Other Liabilities from Financial Transactions, this being the dollar amount owed estimated by the Bank in the filing mentioned above. This effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in note 15.1.1, which was also recorded for 114,922 in the line Other receivables not covered by debtor classification regulations under Other receivables from financial transactions (note 2.3.b) and 72,429 for the corresponding liability to be paid to B.C.R.A. At any event, the final determination of this issue would not imply additional losses for the Bank.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1 Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2005, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

13.2 Investment Funds custodian

As of December 31, 2005 and 2004, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” “FBA Europa”, “FBA Horizonte”, “FBA Internacional” and “FBA EEUU” the Bank holds certificates of deposits, shares, corporate bonds, government securities, tax credit certificates and investments financial trust certificates in safekeeping in the amount of 777,933 and 423,568 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 4152, the distribution of earnings must be previously approved by the BCRA.

c)	Under BCRA Communication “A” 4295, in order to determine the balances to be distributed, the assets booked as Minimum presumed income tax are to be deducted from unappropriated earnings.

d)	As stated in the Offering Memorandum of the Bank’s outstanding negotiable obligations, the Bank may pay dividends or other distributions only with ordinary shares.

15	ECONOMIC FRAMEWORK AND EVOLUTION OF THE BANK

On January 14, 2005, the restructuring process started for a substantial part of Argentina’s sovereign debt, in default ever since late 2001 (for an approximate amount of US$ 80 billion). The process included a significant reduction in the principal owed as well as reduction in interest rates and extension of payment terms. For this purpose, the National Government offered three types of bonds in exchange for the defaulted securities, whose characteristics were established pursuant to Decree No. 1735/04. Additionally, the Government has announced that it is not planning to make payments on debt not submitted to the restructuring process. The proposal presented contemplated the issuance of bonds with significant waiting periods both for the amortization of principal and interest. This will allow the Government to schedule maturities stepwise and to have financial relief, as it will thus be able to adequately honor payments of the debt recently restructured and to continue to honor the payments already committed in the framework of the debt restructured during 2002 (primarily the Secured Loans issued by the National Government) as it has been doing so far. The swap period came to an end on February 25, 2005. The level of acceptance received by the exchange offer was significant. On March 18, 2005, the National Government announced the outcome of the exchange, the degree of acceptance of which amounted to 76,15%. And this implies that the Argentine Republic has left the default behind.

In June 2005, the National Government consummated the delivery of the exchanged government securities. U.S. dollar denominated Discount Bonds and peso denominated Discount Bonds were received, and interest amounts were also paid as scheduled.

Additionally, in mid-December, 2005 the Government decided to pay off, in full and prior to maturity, its indebtedness to the IMF, applying to such payment the international reserves accumulated in the B.C.R.A.

At the close of fiscal 2005, BBVA Banco Francés posted income for 117,204, with stockholders’ equity amounting 1,801,547 and a ROE (average return on equity) of 7%. Hand in hand with robust economic growth, reflected in a 9% increase in GDP, the Bank successfully implemented a business strategy aimed at reconstructing the volume of intermediation in the private sector, in turn reflected in 69.4% growth in the aggregate of loans to the private sector and 19.4% in total deposits. In line with this objective, the Bank kept focused on its core business, consolidating its leading position in the market in terms of deposits, growing in terms of total loans to the private sector and posting quality levels in its portfolio that are even better than those seen prior to the crisis. Additionally, the Bank maintained its strengths in transactional businesses carrying out at the same time major improvements in the structure of its assets and liabilities, including a decrease in Government assets and total settlement of the re-discounts due to illiquidity granted by the Central Bank of Argentina during the 2002 crisis (with rate costs plus CER adjustment). The substantial increase in profitability achieved during 2005 provides a sound basis for the challenge faced by the Bank for the future consisting in the expansion of recurring income, which represents the Bank’s main objective.

Consolidation in the financial margin, based on higher variation in the CER coefficient plus a growing volume of intermediation with its customers, in conjunction with high efficiency levels led to sustained growth in the Bank’s operating income. Such growth in operating income was achieved after offsetting the loss derived from the sale of Government assets with the charge resulting from the amortization due to payment of the actions for the protection of constitutional rights (amparo) for this fiscal year.

In the light of the favorable evolution seen in recent years, the Board of Directors of the Bank is optimistic in relation to future operations, specially if the Federal Government were to take measures to solve the deep imbalance caused by compliance with the constitutional protection actions (judicial injunctions) and to complete the process of compensation to the financial system.

15.1.1	Asymmetrical conversion into pesos (pesification)

The Bank received several notes from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested. BF answered those letters expressing that it had made a reasonable interpretation of current regulations and requesting the BCRA to review the criteria observed.

Subsequently, Resolutions 24/04 and 179/04 issued by the Superintendent of Financial and Exchange Institutions, partially accepted the defense presented by the Bank. BF filed two Hierarchical Remedy with the Superintendence of Financial and Exchange Institutions, requesting the revocation of the abovementioned resolutions in respect of rejected items.

The total effect of the above differences on the compensation amounts to 280,000, approximately. It should be noted that as of December 31, 2004 the Bank has charged off assets subject to objections that were not recognized in connection with the BCRA’s request. This does not imply a waiver of the actions mentioned above.

In addition, as mentioned in note 12, in May 2005 the compensation to be received in Boden 2012 for USD 39,078,010 face value was recorded under Other receivables not covered by debtor classification -Other receivables from financial transactions.

15.1.2	Legal actions – Constitutional protection actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest.

The Supreme Court of Justice (CSJN) has handed down the following decisions in relation to the claims filed as a result of the emergency situation above described:

•	On March 5 2003, on the action for the protection of constitutional rights brought against the Federal Government by the Province of San Luis, the Banco de la Nación Argentina and the BCRA declaring to be unconstitutional, ordering the return of the amounts deposited in either US dollars or the equivalent in pesos at the free market rate of exchange.

•	On July 13, 2004, in the case “Cabrera, Gerónimo Rafael v. Argentine Executive Branch on action for the protection of constitutional rights (amparo)”, in which it rejected the claim of a depositor on the grounds that the latter had exercised his rights within the framework of the emergency laws, and collected a portion of his deposit in pesos, without reserving the right to claim the difference in U.S. dollars at the exchange rate prevailing in the open market.

•	On September 14, 2004, the CSJN also pronounced in the case entitled “CAMPBELL, María Enriqueta Vda. De Tufiño y otro c/ P.E.N. - Banco de Salta S.A. Grupo Macro s/ AMPARO- Medida cautelar”, rejecting the claim of a depositor which was filed before the Court of original Jurisdiction and the Court of appeal, declaring the unconstitutionality of the emergency rule questioned regarding the pesification of the deposit funds in foreign currency.

•	On October 26, 2004, was pronounced in the case entitled “BUSTOS, ALBERTO ROQUE Y OTROS c/ P.E.N. Y OTROS s/ AMPARO”, revoking the sentence in which mentioned the action on the protection of constitutional rights (amparo), declaring that such action is not adequate for such claim and declares the constitutionality of the rule by which the argentine economy was pesificated due to the economic, financial and exchange emergency situation through which the country is going through, confirmed by Congress Law. The revocation of the sentence of the Original Jurisdiction do not state how the Judge of this jurisdiction will resolve the fulfillment of the Court and for such reason proceed to the refund of the amount already paid due to the legal demands ordered by a Grade Judge.

On February 3, 2004, the ABA, which groups all national banks of foreign-capital, filed with the Ministry of Economy a request for compensation of the exchange gain/loss resulting from compliance with judicial injunctions related to constitutional protection actions commenced by holders of deposits denominated in US Dollars prior to the alteration of the convertibility regime. The Bank has consented to such filing.

As of the date hereof, BBVA Banco Francés S.A. continues to be subject to precautionary measures or execution of judgments rendered by first or second instance courts as well as to decisions that adhered to the Supreme Court rulings as concerns the constitutionality of pesification, the own acts’ theory, etc. (which are, in terms of volume and impact, substantially lower than in prior years). The Bank estimates that it shall not receive new claims implying a significant adverse effect on its balance sheets. In the defense of its shareholders’ and clients’ interests, BBVA Banco Francés S.A. has articulated such judicial defenses as deemed by it to be conducive to the preservation of its equity.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of December 31, 2005 and 2004, BF records 565,352 and 739,289 respectively, (after deducting the accumulated amortization for 554,036 and 335,827 as of December 31, 2005 and 2004, respectively) in the Intangible Assets item, Organization and Development Expenses account.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the opinion of the Bank’s Board of Directors and its legal advisors there exists compensation or recovery probabilities for such equity loss.

15.1.3	Portfolio variation coefficient

Pursuant to Law No. 25,796 and Decree 117/04, the Federal Government established that financial institutions were to be compensated for the damages sustained as a result of the application to certain bank loans of indexation by salary variation coefficient (CVS) instead of indexation by benchmark stabilization coefficient (CER). The Argentine Central Bank (B.C.R.A.) regulated such procedure through Communication “A” 4114, whereas the Ministry of Economy and Production, pursuant to Resolution 302/04 clarified the calculation methodology to be used. However, given that the provisions mentioned give rise to doubts as regards implementation and effective compensation, on May 6, 2004, the ABA (Asociación de Bancos de la Argentina) filed with the Ministry of Economy with copy to the Argentine Central Bank, a request for compensation for the difference between the CER and CVS coefficients applicable to loans according to the provisions of Law No. 25,713, Decree 762/02. Said request was rejected by the Ministry of Economy on July 21, 2004.

As the Bank applied the CVS coefficient to certain loans subject to pesification, on May 18, 2004, it filed with the B.C.R.A., with copy to the Ministry of Economy, its adhesion to the system of compensation for the difference in coefficients already mentioned, subject to the calculation methodology that in the opinion of the Bank was best suited to the spirit of current rules and regulations, a copy of which was attached to the adhesion filing. Said filing was ratified in a letter dated October 4, 2004.

On June 30, 2004, in compliance with the provisions under Communication “A” 4114 of the B.C.R.A. and Resolution 302/04 of the Ministry of Economy and Production, the Bank proceeded to write off the asset representing the nominal difference generated by the application of CVS instead of CER and booked an adjustment of earnings of prior years for 141,064 (loss). Under no circumstances does such de-registration mean a waiver of compensation.

15.1.4	BCRA advances and rediscounts

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA at the end of the previous fiscal year amounted to (principal, CER and interests) 1,855,115, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

On September 2, 2005, the Bank cancelled in advance the aggregate balance of rediscounts for liquidity purposes granted by the BCRA, then amounting to 1,827,911. Consequently, the national secured loans pledged as a security for that assistance were released and are available as of the date hereof.

15.1.5	Regularization and Reorganization Plan

Due to the systemic crisis occurred at the end of 2001, the Bank’s Board of Directors decided to implement a plan to strengthen the Bank’s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002.

As from July 2002, BF has regularized its liquidity position, fulfilling in this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the BCRA requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in force as from January 1, 2004. After its joint analysis with the technical divisions of the Bank and the BCRA of the alternatives under treatment, on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution.

During March 2004, the Bank has carried out the actions covered in the plan, included the sale of the subsidiary Banco Francés (Cayman) Limited to BBVA. Therefore, as from April 2004 the Bank has met the Minimum Capital requirements and other technical ratios established by the BCRA, even without giving effect to the capital increase made in November 2004.

In addition, the Stockholders’ Meeting dated April 22, 2004 ordered a capital increase (see note 1.2) that was fully subscribed and paid in during the month of November 2004.

During June, 2004, as committed in the plan, the repurchase of loans and the sale of Boden 2012 was carried out.

On February 25, 2005, the Superintendent of Financial and Exchange Institutions gave notice of Resolution No. 46/05 dated February 23, 2005, which regarded the regularization and reorganization plan presented by the Bank as duly fulfilled.

As of December 31, 2005, the Bank’s Minimum Capital position, measured on an individual basis, was as follows:

Capital Requirement (*)	816,370
Computable Capital	1,714,660

Excess over Capital Requirement	898,290

(*)	This requirement includes 206,530 due to breach of the commitment for pro rata sharing of credit risk regulation in connection with balances held in correspondents, which occurred during the effectiveness of the reorganization plan. Such incremental requirement should have met until January 2006.

16	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market Value	Book balance as of 12-31-2005	Book balance as of 12-31-2004	Position Without Options	Final Position
GOVERNMENT SECURITIES

Holdings in investment accounts

In pesos
Discount Bonds in pesos			168,605	360,516		168,605	168,605

Subtotal in pesos				360,516	56,107	168,605	168,605

In foreign currency
Federal Government Bonds in US dollar Libor 2012 - Compensation and hedging			74,075	74,075		74,075	74,075

Subtotal in foreign currency				74,075	672,977	74,075	74,075

Subtotal in Holdings in investment accounts				434,591	729,084	242,680	242,680

Holdings for trading or financial transactions

Local

In pesos
Consolidation Bonds (PRE8)			9,195	9,195		1	1
Secured Bonds due 2018			89,243	89,243		85,597	85,597
Other			227	227		139	139

Subtotal in pesos				98,665	4,248	85,737	85,737

In foreign currency
Discount Bonds in US dollar			88,122	88,122		78,300	78,300
Federal Government Bonds in US dollar Libor 2012			24,317	24,317		23,939	23,939
Other			689	689		23	23

Subtotal in foreign currency				113,128	6,049	102,262	102,262

Subtotal in Holdings for trading or financial Transactions				211,793	10,297	187,999	187,999

Unlisted government securities

Local
In pesos

Subtotal in pesos				—	492,272	—	—

Subtotal Unlisted government securities				—	492,272	—	—

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book Balance as of 12-31-2005	Book Balance as of 12-31-2004	Position without options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed
Own portfolio
Argentine Central Bank Bills Indexation by CER due 11-01-06			3,423	3,423		3,423	3,423
Argentine Central Bank Bills due 07-05-06			4.665	4.665		4.665	4.665
Argentine Central Bank Bills due 02-08-06			4,094	4,094		4,094	4,094
Argentine Central Bank Bills due 01-25-06			5,961	5,961		5,961	5,961
Argentine Central Bank Bills due 08-09-06			6,651	6,651		6,651	6,651
Argentine Central Bank Bills Indexation by CER due 01-31-07			10,225	10,225		10,225	10,225
Argentine Central Bank Bills Indexation by CER due 04-12-06			13,903	13,903		13,903	13,903
Argentine Central Bank Bills Indexation by CER due 07-12-06			25,864	25,864		25,864	25,864
Argentine Central Bank Bills due 01-11-06			28,918	28,918		28,918	28,918
Argentine Central Bank Bills due 01-04-06			37,976	37,976		37,976	37,976
Argentine Central Bank Bills Indexation by CER due 02-08-06			61,065	61,065		61,065	61,065
Argentine Central Bank Bills due 01-18-06			86,301	86,301		86,301	86,301
Argentine Central Bank Bills Indexation by CER due 07-05-06			105,846	105,846		105,846	105,846
Argentine Central Bank Bills due 02-01-06			128,016	128,016		128,016	128,016
Argentine Central Bank Bills due 02-21-07			139,941	139,941		139,941	139,941
Argentine Central Bank Bills Indexation by CER due 03-22-06			174,879	174,879		174,879	174,879
Other			2,551	2,551		2,551	2,551

Subtotal own portfolio				840,279	334,166	840,279	840,279

Repurchase transactions

Argentine Central Bank Bills due 03-22-06			110,680	110,680	—	—	—

Subtotal repurchase transactions				110,680	398,980	—	—

BCRA Notes
Listed
Own portfolio
Argentine Central Bank Bills due 04-18-07			48,400	48,400		48,400	48,400
Argentine Central Bank Bills due 11-21-07			289,650	289,650		289,650	289,650
Argentine Central Bank Bills due 05-30-07			360,530	360,530		360,530	360,530
Other			5,611	5,611		5,611	5,611

Subtotal BCRA Notes in pesos				704,191	7,601	704,191	704,191

Subtotal instruments issued by the BCRA				1,655,150	740,747	1,544,470	1,544,470

TOTAL GOVERNMENT SECURITIES				2,301,534	1,972,400	1,975,149	1,975,149

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book Balance as of 12-31-2005	Book Balance as of 12-31-2004	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

Local
In pesos
Telefónica de Argentina Corporate Bonds			3,124	3,124		3,124	3,124

Subtotal in pesos				3,124	218	3,124	3,124

In foreign currency
Others			58	58		58	58

Subtotal in foreign currency				58	63	58	58

Foreign
Other

Subtotal foreign				—	10	—	—

Subtotal Other debt instruments				3,182	291	3,182	3,182

Other Equity instruments

Foreign
Others				42

Subtotal foreign				42	.	—	—

Subtotal Equity instruments				42	.	—	—

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				3,224	291	3,182	3,182

TOTAL GOVERNMENT AND PRIVATE SECURITIES				2,304,758	1,972,691	1,978,331	1,978,331

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	12-31-2005	12-31-2004
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	4,060,902	6,241,101
Other collaterals and counter guaranty “B”	37,675	22,834
Without senior security or counter guaranty	2,786,351	1,606,479

In potential risk

Other collaterals and counter guaranty “B”	6,361	8,465
Without senior security or counter guaranty	69,894	200,830

Nonperforming

Without senior security or counter guaranty	5,695	41,167

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	,	411
Without senior security or counter guaranty	59,885	23,796

Uncollectible

Other collaterals and counter guaranty “B”	,	2,577
Without senior security or counter guaranty	5,041	21,577

Total	7,031,804	8,169,237

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	12-31-2005	12-31-2004
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	7,995	5,254
Other collaterals and counter guaranty “B”	378,743	375,243
Without senior security or counter guaranty	952,834	635,188

Inadequate performance

Preferred collaterals and counter guaranty “B”	3,083	3,333
Without senior security or counter guaranty	2,235	1,975

Deficient performance

Other collaterals and counter guaranty “B”	955	3,845
Without senior security or counter guaranty	3,097	5,896

Unlikely to be collected
Other collaterals and counter guaranty “B”	1,599	1,377
Without senior security or counter guaranty	3,622	1,970

Uncollectible

Other collaterals and counter guaranty “B”	4,315	7,839
Without senior security or counter guaranty	2,670	2,612

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	—	51
Without senior security or counter guaranty	63	61

Total	1,361,211	1,044,644

General Total (1)	8,393,015	9,213,881

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	FINANCING
	12-31-2005		12-31-2004
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	4,963,867	59.14%	6,747,436	73.23%

50 next largest clients	1,304,563	15.54%	816,190	8.86%

100 following clients	456,387	5.44%	313,600	3.40%

Remaining clients	1,668,198	19.88%	1,336,655	14.51%

Total (1)	8,393,015	100.00%	9,213,881	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	13,344	77,113	449	77,531	185,935	3,602,353	3,956,725

Financial sector	—	54,815	4,729	12,573	85,232	18,228	3,680	179,257

Non financial private sector and residents abroad	14,398	1,813,657	505,702	622,586	333,634	306,101	660,955	4,257,033

TOTAL	14,398	1,881,816	587,544	635,608	496,397	510,264	4,266,988	8,393,015	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

									Information about the issuer
Concept		Shares					Amount			Data from last published financial statements
Identification	Description	Class	Unit face value		Votes per share	Number	12-31-2005	12-31-2004	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500	$500	1	12,137	8,704	7,640	Stockholder	12.31.2005	6,071	8,707	2,064
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1	$1	1	75,842,839	141,838	132,919	Pensions fund manager	12.31.2005	140,739	264,688	7,518

33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common	1	$10	1	7,383,921	54,527	48,382	Insurance company	12.31.2005	11,195	84,898	5,615

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1	$10	1	25,033,832	31,167	24,403	Insurance company	12.31.2005	37,551	50,827	3,199

30704936016	Credilogros Compañía Financiera S.A.	Common	1	$1	1	39,700,000	26,986	22,774	Financial institution	12.31.2005	57,100	38,814	6,062

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000		$1	9,000	12,047	11,045	Financial institution	12.31.2005	18,000	24,093	2,000

30692274403	Atuel Fideicomisos S.A.	Common	1		$1	13,099,869	13,507	15,496	Trust Manager	12.31.2005	13,100	13,508	(1,989)

		Subtotal controlled					288,776	262,659

	Noncontrolled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000	$1	1	8,000	12.096	12,183	Financial Institution	12.31.2005	20,000	30,241	(216)
	Other						8,628	7,454
	Foreign
	Other						763	748

		Subtotal noncontrolled					21,487	20,385

		Total in financial institutions, supplementary and authorized					310,263	283,044

	IN OTHER COMPANIES

	Noncontrolled

	Local

30685228501	Consolidar ART S.A.	Common	1	$1	1	9,710,451	18,987	17,191	Workers compensation	12.31.2005	77,684	151,893	10,986
30500064230	BBVA Seguros S.A.	Common	1	$1	1	1,301,847	5,338	4,905	Insurance	12.31.2005	10,652	43,678	1,274
	Other						173	187

	Foreign

17415001	A.I.G. Latin American Fund						11,939	11,711	Investing	12.31.2001	110,496	55,039	(55,457)
	Other						46	46

		Subtotal noncontrolled					36.483	34,040

		Total in other companies					36,483	34,040

		Total investments in other companies					346,746	317,084

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers		Decreases	Depreciation for the fiscal year		Net book value at 12-31-2005	Net book value at 12-31-2004
						Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	310,782	4,073	(6,469)		—	50	10,163	298,223	310,782
Furniture and Facilities	26,814	4,257	59		10	10	6,893	24,227	26,814
Machinery and Equipment	12,474	19,441	(59)		145	5	7,735	23,976	12,474
Automobiles	971	374	—		26	5	301	1,018	971

Total	351,041	28,145	(6,469)		181		25,092	347,444	351,041

OTHER ASSETS

Works of Art	983	—	—		—	—	—	983	983
Leased assets	8,106	—	3,389		2,076	50	189	9,230	8,106
Assets acquired to secure loans	13,767	—	(11,719	)(1)	1,954	50	94	.	13,767
Stationery and office supplies	985	3,448	—		2,823	—	—	1,610	985
Other	71,436	1,078	14,799		35,895	50	1,052	50,366	71,436

Total	95,277	4,526	6,469		42,748		1,335	62,189	95,277

(1)	Pursuant to Communication “A” 4254, since June 30, 2005 the assets acquired to secure the loan as of March 31, 2003 were no longer recorded under this item.

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Decreases	Amortization for the fiscal year		Net book value at 12-31-2005	Net book value at 12-31-2004
				Years of useful life	Amount
Goodwill	32,088	—		10	6,629	25,459	32,088

Organization and Development expenses (1)	11,663	8,701	84	1 & 5	9,136	11,144	11,663

Organization and development non-deductible expenses (2)	739,289	48,802	2,778	5	219,961	565,352	739,289

Total	783,040	57,503	2,862		235,726	601,955	783,040

(1)	This caption mainly includes costs from information technology projects and leasehold improvements. Net book value at December 31, 2004 has been modified to reflect an adjustment to earnings prior years (see note 2.3.m).
(2)	See Note 15.1.2.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	12-31-2005		12-31-2004
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	1,105,846	10.29%	1,168,263	12.70%

50 next largest clients	1,081,430	10.07%	1,312,765	14.28%

100 following clients	765,031	7.12%	431,916	4.70%

Remaining clients	7,791,639	72.52%	6,281,543	68.32%

TOTAL	10,743,946	100.00%	9,194,487	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	7,603,092	1,426,121	796,696	472,018	445,957	62	10,743,946

Other liabilities from financial transactions

BCRA	9,043	—	—	13,100	13,100	65,502	100,745

Banks and International Institutions	39,097	44,570	26,535	64,497	18,923	34,713	228,335

Non-subordinated corporate bonds	—	—	22,869	20,484	81,864	163,654	288,871

Financing received from Argentine financial institutions	72,980	—	—	—	—	—	72,980

Other	357,597	—	—	—	—	—	357,597

Total	478,717	44,570	49,404	98,081	113,887	263,869	1,048,528

TOTAL	8,081,809	1,470,691	846,100	570,099	559,844	263,931	11,792,474

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

	Book value at beginning of fiscal year			Decreases		Book value
Description		Increases (7)		Reversals (6)	Applications	31-12-2005	12-31-2004
DEDUCTED FROM ASSETS
Government securities
• For impairment value	55,325	3	(5)	1,550	53,778	—	55,325

Loans
• Allowance for doubtful loans	118,796	108,973	(1)	—	98,495	129,274	118,796

Other receivables from financial transactions
• Allowance for doubtful receivables	12,757	1.168	(1)	5,827	5,095	3,003	12,757

Assets subject to financial leasing
• Allowance for doubtful receivables	1,162	270	(1)	—	—	1,432	1,162

Investments in other companies
• For impairment value (3)	11,711	228		—	—	11,939	11,711

Other receivables
• Allowance for doubtful receivables (2)	153,423	247,911		10,264	2,342	388,728	153,423

Total	353,174	358,553		17,641	159,710	534,376	353,174

LIABILITIES-ALLOWANCES
• Contingents commitments (1)	3,914	6		3,155	—	765	3,914
• Other contingencies	228,894	172,975	(4)	—	194,246	207,623	228,894

Total	232,808	172,981		3,155	194,246	208,388	232,808

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds and deferred tax asset (see note 4.1.)
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2005 and 2004.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits) (note 2.3.p).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:
•	Government securities (1,550)
(7)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income- Gold and foreign currency exchange difference” account, as follow:

• Loans	714
• Other receivables from financial transactions	3
• Investments in other companies	228
• Other receivables	58

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2005

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—	55	(1)	471,361	(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2005 AND 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

-Stated in thousands of pesos-

Accounts	12-31-2005						12-31-2004
		Total of period (per type of currency)
	Total of fiscal year	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of fiscal year
ASSETS

Cash and due from banks	1,019,028	36,699	981,149	393	6	781	573,415
Government and private securities	187,303	—	187,303	—	—	—	679,099
Loans	657,060	6,212	650,848	—	—	—	518,273
Other receivables from financial transactions	226,561	16,153	210,279	—	129	—	88,982
Assets subject to financial leasing	79	—	79	—	—	—	86
Investments in other companies	12,748	—	12,748	—	—	—	12,505
Other receivables	19,705	271	19,434	—	—	—	28,984
Suspense items	97	—	97	—	—	—	284

TOTAL	2,122,581	59,335	2,061,937	393	135	781	1,901,628

LIABILITIES

Deposits	1,285,186	25,295	1.259,891	—	—	—	820,780
Other liabilities from financial transactions	802,088	16,992	784,580	187	67	262	702,327
Other liabilities	6,181	1,146	5,035	—	—	—	6,004
Subordinated corporate bonds	—	—		—	—	—	60,307
Suspense items	6	—	6	—	—	—	2,793

TOTAL	2,093,461	43,433	2,049,512	187	67	262	1,592,211

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	69,409	—	69,409	—	—	—	—
Control	6,599,699	6,019	6,591,530	4	1,492	654	7,760,035
Trustee activities	4,699	—	4,699	—	—	—	—

TOTAL	6,673,807	6,019	6,665,638	4	1,492	654	7,760,035

Credit accounts (except contra credit accounts)
Contingent	199,014	—	199,014	—	—	—	260,269
Control	21,896	—	21,896	—	—	—	7,301

TOTAL	220,910	—	220,910	—	—	—	267,570

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2005 2004

(Translation of financial statements originally issued in Spanish - See Note 17)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2005	12-31-2004
1. Loans	204,582	—	—	—	—	—	—	—	204,582	63,397
• Overdraft	1,752	—	—	—	—	—	—	—	1,752	2,170
Without senior security or counter guaranty	1,752	—	—	—	—	—	—	—	1,752	2,170
• Discounted Instruments	9,278	—	—	—	—	—	—	—	9,278	3,301
Without senior security or counter guaranty	9,278	—	—	—	—	—	—	—	9,278	3,301
• Real Estate Mortgage and Collateral Loans	373	—	—	—	—	—	—	—	373	245
Other collaterals and counter guaranty “B”	373	—	—	—	—	—	—	—	373	245
• Consumer	27	—	—	—	—	—	—	—	27	38
Without senior security or counter guaranty	27	—	—	—	—	—	—	—	27	38
• Credit Cards	370	—	—	—	—	—	—	—	370	265
Without senior security or counter guaranty	370	—	—	—	—	—	—	—	370	265
• Other	192,782	—	—	—	—	—	—	—	192,782	57,378
Without senior security or counter guaranty	192,782	—	—	—	—	—	—	—	192,782	57,378
2. Other receivables from financial transactions	9,371	—	—	—	—	—	—	—	9,371	662
3. Contingent commitments	47,025	—	—	—	—	—	—	—	47,025	21,230
4. Investments in other companies and private securities	140,102	—	—	—	—	—	—	—	140,102	133,246

Total	401,080	—	—	—	—	—	—	—	401,080	218,535

Total Allowances	1,786	—	—	—	—	—	—	—	1,786	441

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-05	12-31-04
ASSETS
CASH AND DUE FROM BANKS
Cash	483,377	421,910
Due from banks and correspondents	1,128,129	1,244,707

	1,611,506	1,666,617

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	435,104	742,902
Holdings for trading or financial transactions	664,837	128,788
Unlisted Government Securities	6	492,902
Instruments issued by the BCRA	2,248,838	999,563
Investments in listed private securities	155,849	179,212

Less: Allowances	323	66,419

	3,504,311	2,476,948

LOANS
To government sector (Exhibit 1)	4,623,626	6,927,719
To financial sector (Exhibit 1)	142,307	169,509
To non financial private sector and residents abroad (Exhibit 1)	3,900,517	2,374,276

Overdraft	733,514	272,275
Discounted instruments	560,863	251,332
Real estate mortgage	394,678	401,064
Collateral Loans	60,714	25,943
Consumer	355,649	182,627
Credit cards	545,918	364,105
Other	1,364,291	964,177
Interest and listed-price differences accrued and pending collection	39,653	25,517
Less: Unused collections	152,186	111,840
Less: Interest documented together with main obligation	2,577	924
Less: Difference arising from purchase of portfolio	89	88
Less: Allowances	184,885	202,693

	8,481,476	9,268,723

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	286,206	325,844
Amounts receivable for spot and forward sales pending settlement	158,120	380,796
Instruments to be received for spot and forward purchases pending settlement	35,730	34.192
Unlisted corporate bonds (Exhibit 1)	78,228	99,691
Non-deliverable forward transactions balances pending settlement	281	—
Other receivables not covered by debtor classification regulations	130,321	40,152
Other receivables covered by debtor classification regulations (Exhibit 1)	21,538	14,445
Interest accrued and pending collection not covered by debtor classification regulations	121,104	90,764
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	3,020	2,153

Less: Allowances	3,098	12,796

	831,450	975,241

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	131,650	59,764

Less: Allowances	1,485	1,188

	130,165	58,576

INVESTMENTS IN OTHER COMPANIES
In financial institutions	12,859	12,931
Other	49,377	46,205

Less: Allowances	11,939	11,711

	50,297	47,425

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	2,257	2,999
Tax on minimum presumed income – Tax Credit	90,094	92,631
Other	535,708	244,972
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	41	56
Other accrued interest receivable	10	2
Less: Allowances	389,149	153,825

	238,961	186,835

PREMISES AND EQUIPMENT	375,797	381,389

OTHER ASSETS	63,246	95,549

INTANGIBLE ASSETS
Goodwill	25,459	32,088
Organization and development expenses	629,877	818,726

	655,336	850,814

SUSPENSE ITEMS	948	1,213

OTHER SUBSIDIARIES’ ASSETS (Note 5)	40,255	32,342

TOTAL ASSETS	15,983,748	16,041,672

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-05	12-31-04
LIABILITIES

DEPOSITS
Government sector	102,848	198,593
Financial sector	27,695	18,568
Non financial private sector and residents abroad	10,482,543	8,776,619

Checking accounts	1,841,450	1,620,763
Savings deposits	3,000,466	2,395,505
Time deposits	4,855,393	3,983,558
Investments accounts	210,575	159,193
Other	477,880	381,795
Interest and listed-price differences accrued payable	96,779	235,805

	10,613,086	8,993,780

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	100,745	1,780,275

Other	100,745	1,780,275
Banks and International Institutions	224,311	251,005
Non-subordinated corporate bonds	286,486	321,181
Amounts payable for spot and forward purchases pending settlement	26,165	31,892
Instruments to be delivered for spot and forward sales pending settlement	165,727	423,051
Non-deliverable forward transactions balances pending settlement	150	—
Financing received from Argentine financial institutions	74,927	3,110
Other	359,875	341,824
Interest and listed–price differences accrued payable	6,409	122,049

	1,244,795	3,274,387

OTHER LIABILITIES
Fees payable	156	95
Other	251,823	143,952

	251,979	144,047

ALLOWANCES	263,191	265,698

SUBORDINATED CORPORATE BONDS	,	60,307

SUSPENSE ITEMS	2,299	33,788

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,617,891	1,413,387

TOTAL LIABILITIES	13,993,241	14,185,394

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	188,960	171,935

STOCKHOLDERS’ EQUITY	1,801,547	1,684,343

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	15,983,748	16,041,672

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-05	12-31-04
DEBIT ACCOUNTS

Contingent
• Guarantees received	3,035,165	5,240,258
• Contra contingent debit accounts	325,775	2,990,328

	3,360,940	8,230,586

Control
• Receivables classified as irrecoverable	393,234	469,895
• Other	23,666,953	29,063,225
• Contra control debit accounts	319,273	207,304

	24,379,460	29,740,424

Derivatives
• “Notional” amount of non-deliverable forward transactions	46,982	28,173
• Contra debit derivatives accounts	93,161	19,361

	140,143	47,534

For trustee activities
• Funds in trust	29,896	29,479

	29,896	29,479

TOTAL	27,910,439	38,048,023

CREDIT ACCOUNTS

Contingent
• Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	3,827	272,854
• Guarantees provided to the BCRA	70,293	2,387,972
• Other guarantees given covered by debtor classification regulations (Exhibit 1)	171,022	219,798
• Other guaranties given non covered by debtor classification regulations	62	,
• Other covered by debtor classification regulations (Exhibit 1)	80,571	109,704
• Contra contingent credit accounts	3,035,165	5,240,258

	3,360,940	8,230,586

Control
• Items to be credited	134,517	173,837
• Other	184,756	33,467
• Contra control credit accounts	24,060,187	29,533,120

	24,379,460	29,740,424

Derivatives
• “Notional” amount of non-deliverable forward transactions	93,161	19,361
• Contra debit derivatives accounts	46,982	28,173

	140,143	47,534

For trustee activities
• Contra credit accounts for trustee activities	29,896	29,479

	29,896	29,479

TOTAL	27,910,439	38,048,023

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-05	12-31-04
FINANCIAL INCOME

Interest on cash and due from banks	25,364	12,641
Interest on loans to the financial sector	21,245	5,675
Interest on overdraft	41,346	25,184
Interest on discounted instruments	22,989	10,867
Interest on real estate mortgage	41,487	44,886
Interest on collateral loans	3,622	1,370
Interest on credit card loans	24,095	17,606
Interest on other loans	151,583	96,688
Interest from other receivables from financial transactions	10,374	6,921
Income from secured loans - Decree 1387/01	323,851	246,692
Net income from government and private securities	209,438	182,183
Indexation by CER	663,743	375,921
Indexation by CVS	,	37,740
Other	115,015	90,451

	1,654,152	1,154,825

FINANCIAL EXPENSE

Interest on checking accounts	23,782	20,359
Interest on savings deposits	3,675	3,639
Interest on time deposits	151,034	104,963
Interest on financing to the financial sector	1,325	1,111
Interest from other liabilities from financial transactions	28,001	21,845
Other interest	61,665	91,475
Indexation by CER	306,815	166,712
Other	32,652	48,256

	608,949	458,360

GROSS INTERMEDIATION MARGIN – GAIN	1,045,203	696,465

ALLOWANCES FOR LOAN LOSSES	114,628	52,002

SERVICE CHARGE INCOME

Related to lending transactions	84,055	72,276
Related to liability transactions	195,470	157,815
Other commissions	334,254	282,855
Other	107,388	71,967

	721,167	584,913

SERVICE CHARGE EXPENSE

Commissions	52,821	33,176
Other	24,943	21,653

	77,764	54,829

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-05	12-31-04
ADMINISTRATIVE EXPENSES
Payroll expenses	423,013	351,694
Fees to Bank Directors and Statutory Auditors	329	291
Other professional fees	27,149	27,863
Advertising and publicity	39,757	27,266
Taxes	37,818	30,949
Other operating expenses	172,414	178,351
Other	75,355	63,415

	775,835	679,829

NET GAIN FROM FINANCIAL TRANSACTIONS	798,143	494,718

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(17,151)	(12,901)

OTHER INCOME
Income from long-term investments	2,870	20,029
Punitive interests	2,868	2,478
Loans recovered and reversals of allowances	87,857	314,885
Other	390,256	391,955

	483,851	729,347

OTHER EXPENSE
Punitive interests and charges paid to BCRA	67	108
Charge for uncollectibility of other receivables and other allowances	422,924	351,542
Amortization of difference arising from judicial resolutions	219,961	203,428
Other	485,975	633,033

	1,128,927	1,188,111

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	135,916	23,053

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	18,712	77,099

NET INCOME/(LOSS) FOR THE FISCAL YEAR	117,204	(54,046)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2005 AND 2004

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-05	12-31-04
CHANGES IN CASH

Cash and due from banks at beginning of fiscal year	1,666,617	1,639,154
(Decrease)/ Increase in cash and due from banks	(55,111)	27,463

Cash and due from banks at end of the fiscal year	1,611,506	1,666,617

REASON OF CHANGES IN CASH

Financial income collected	1,545,426	1,353,146
Service charge income collected	720,291	583,689

Less:
Financial expense paid	807,599	458,620
Services charge expense paid	77,764	54,745
Operating expenses paid	676,039	565,011

FUNDS PROVIDED BY ORDINARY OPERATIONS	704,315	858,459

OTHER SOURCES OF FUNDS

Net increase in deposits (*)	1,758,934	1,047,191
Net decrease in government and private securities (**)	,	654,438
Net decrease in loans	81,130	,
Net decrease in other receivables from financial transactions (**)	27,678	345,916
Cash capital contribution (*)	,	133,809
Other sources of funds (**)	214,596	476,348

TOTAL OF SOURCES OF FUNDS	2,082,338	2,657,702

USE OF FUNDS
Net increase in government and private securities (**)	431,297	,
Net increase in loans (**)	,	1,657,800
Net increase in other assets (**)	224,117	174,954
Net decrease in other liabilities from financial transactions (*)	1,718,058	701,124
Net decrease in other liabilities (*)	17,257	343,658
Other uses of funds (*)	451,035	611,162

TOTAL USES OF FUNDS	2,841,764	3,488,698

(DECREASE)/INCREASE IN FUNDS	(55,111)	27,463

(*) Variations originated in financing activities.	(427,416)	(474,944)
(**) Variations originated in investment activities.	(332,010)	(356,052)

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2005 AND 2004

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of December 31, 2005 and 2004, as per the following detail:

•	As of December 31, 2005:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2005.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six-month periods ended December 31, 2005.

•	As of December 31, 2004:

a)	With the financial statements of Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2004.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six-month period ended December 31, 2004.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. (and its subsidiary as of December 31, 2004) and Consolidar Cía. de Seguros de Retiro S.A. (and its subsidiary as of December 31, 2004) have been adjusted for purposes of comparison of the periods of companies consolidating on the basis of a twelve-month period ended on December 31, 2005 and 2004.

Interests in subsidiaries as of December 31, 2005 and 2004 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04
Francés Valores Soc. de Bolsa S.A.	Common	12,137	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. De Seguros de Vida S.A.	Common	7,383,921	197,875	65.9600	65.9582	65.9600	65.9582
Consolidar Cía. De Seguros de Retiro S.A.	Common	25,033,832	200,000	66.6666	66.6667	66.6666	66.6667
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

Assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of December 31, 2005 are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04	12/31/05	12/31/04
Francés Valores Soc. de Bolsa S.A.	10,777	7,864	2,070	219	8,707	7,645	2,064	1,230
Atuel Fideicomisos S.A. and its subsidiary	17,618	18,794	4,110	3,294	13,508	15,500	(1,989)	2,270
Consolidar A.F.J.P. S.A.	346,858	311,420	83,659	64,771	263,199	246,649	16,873	5,387
Consolidar Cía. de Seguros de Vida S.A. and its subsidiary (1)	275,380	307,488	192,713	234,136	82,667	73,352	9,268	26,314
Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary (1)	1,512,356	1,233,849	1,465,608	1,197,246	46,748	36,603	10,098	3,549
PSA Finance Argentina Cía Financiera S.A.	64,638	30,196	40,545	8,103	24,093	22,093	2,000	(1,013)
Credilogros Cía. Financiera S.A.	94,522	105,876	55,708	73,124	38,814	32,752	6,062	2,562

(1)	As of December 31, 2004, it includes the balance of its subsidiary Consolidar Comercializadora S.A.

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

Up to the 2003 year-end, as long as the tax on minimum presumed income exceeded income tax (TOMPI), the Subsidiaries recorded under Other Receivables - Tax Advance account, a credit for the TOMPI.

As of December 31, 2004 as Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A. maintained such item during this year, the 4,897 (loss) was adjusted for purposes of consolidation so as to apply an accounting criterion being uniform with that of BF. Credilogros Cía. Financiera S.A. and PSA Finance Argentina Cía. Financiera S.A., recorded an adjustment to earnings of prior years in this respect for an amount of 1,062 (loss) in their financial statements.

On the financial statements as of December 31, 2004 presented for comparative purposes, the mentioned adjustment had an effect on the items “Income tax and tax on minimum presumed income” of the Statement of Income for 594 (increase) and “Results of Minority Interest in Subsidiaries” for 273 (increase).

Moreover, the adjustments described in note 2.3.k) affected, in the consolidated balance sheet as of December 31, 2004 presented for comparative purposes, the items Other receivables by 761 (decrease), Investments in other companies by 115 (decrease) and Minority interest in subsidiaries by 343 (increase), and in the consolidated income statement as of that date, affected the items Service charge expense by 84 (increase), Other income by 90 (decrease) and Results of minority interest in subsidiaries by 42 (increase).

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 29,819 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-05	12-31-04
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	121,361	113,730
Consolidar Cía. de Seguros de Vida S.A.	28,140	24,970
Consolidar Cía. de Seguros de Retiro S.A.	15,581	12,200
Credilogros Compañía Financiera S.A.	11,828	9,978
Francés Valores Sociedad de Bolsa S.A.	3	5
Atuel Fideicomisos S.A.	1	4
PSA Finance Argentina Cía Financiera S.A.	12,046	11,048

	188,960	171,935

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,840. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	12-31-05	12-31-04
GOVERNMENT SECURITIES

Holdings in investment accounts

Argentine Republic External Bills (VEY4D)	—	594,593
Federal Government Bonds (LIBOR 2012) - Compensation and hedging	74,075	78,384
Treasury bills	—	58,169
Discount Bonds in pesos	360,516	—
Others	513	11,756

Total	435,104	742,902

	12-31-05	12-31-04
Holdings for trading or financial transactions

Treasury Bills	—	9,032
Middle Term Treasury Bonds (BONTE 2002)	—	5,165
Federal Government Bonds 2008 (BODEN 2008)	54,723	53,792
Federal Government Bonds LIBOR 2012	52,786	29,701
Buenos Aires City Bond	7,358	—
Federal Government Bonds LIBOR 2015	10,036	—
Discount Bonds in pesos	246,447	—
Discount Bonds in US dollar	88,122
Peso-denominated GDP-related securities	40,074	—
Cuasipar Bonds in pesos	7,033	—
Secured Bonds due in 2018	105,283	—
Federal Government Bocon PRE8	45,196	—
Argentine Republic External Bills	—	8,057
Other	7,779	23,041

Total	664,837	128,788

Unlisted government securities

Secured Bonds due in 2018	—	451,121
Tax credit certificates due in 2003/2006	6	41,151
Other	—	630

Total	6	492,902

Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,160,312	958,979
BCRA Notes (NOBAC)	1,088,526	40,584

Total	2,248,838	999,563

PRIVATE SECURITIES

Investments in listed private securities

Acindar S.A. Corporate Bonds	11,527	8,581
Edesur S.A. Corporate Bonds	28,530	28,462
Telefónica de Argentina S.A. Corporate Bonds	36,280	40,344
Telecom Personal Corporate Bonds	9,206	—
Tarjeta Naranja Trust	5,775	8,270
Tenaris	4,480	—
Grupo Financiero Galicia S.A.	3,630	7,108
Galtrust 1 Financial Trust	9,204	2,654
FBA Renta Pesos	2,695	23,104
Petrobras Energía S.A.	7,175	9,043
Roble Pesos Class 1	2,406	2,003
Optimun CDB Pesos- Class B	3,317	7,307
FBA Horizonte	2,690	—
Radar Financial Trust	5,526	—
Super ahorro pesos- Clase B	2,258	—
Other	21,150	42,336

Total	155,849	179,212

Allowances	(323)	(66,419)

Total	3,504,311	2,476,948

	12-31-05	12-31-04
OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	23,461	16,431
Complementary Capital – Insurance Company	13,226	13,337
Others related to insurance business	3,568	2,574

Total	40,255	32,342

OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, claims in adjustment process	128,339	312,638
Fluctuation fund – Consolidar Cia de Seguros de Retiro S.A.	79,887	90,470
Insurance companies, mathematical reserve	1,367,010	1,235,383
Insurance companies, reinsurer’s reserve	(244)	(79,191)
Difference arising from secured loans accrued valuation	(29,819)	(58,458)
Benefit pending of integration – Resolution No. 29,796	(2,203)	(114,266)
Others related to insurance business	74,921	26,811

Total	1,617,891	1,413,387

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2005 AND, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	12-31-05	12-31-04
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	4,727,803	7,084,116
Other collaterals and counter guaranty “B”	38,393	23,919
Without senior security or counter guaranty	2,751,328	1,717,505

In potential risk

Other collaterals and counter guaranty “B”	6,361	8,465
Without senior security or counter guaranty	70,057	200,830

Nonperforming

Other collaterals and counter guaranty “B”	—	44
Without senior security or counter guaranty	5,695	41,167

With high risk of uncollectibility

Other collaterals and counter guaranty “B”	—	411
Without senior security or counter guaranty	59,885	23,796

Uncollectible

Other collaterals and counter guaranty “B”	—	2,577
Without senior security or counter guaranty	5,041	21,577

Total	7,664,563	9,124,407

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2005 AND, 2004

(Translation of financial statements originally issued in Spanish-See Note 17)

-Stated in thousands of pesos-

	12-31-05	12-31-04
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	7,995	5,254
Other collaterals and counter guaranty “B”	431,652	394,996
Without senior security or counter guaranty	1,021,207	692,920

Inadequate performance

Other collaterals and counter guaranty “B”	3,639	3,444
Without senior security or counter guaranty	5,079	4,403

Deficient performance

Other collaterals and counter guaranty “B”	1,023	3,880
Without senior security or counter guaranty	5,264	7,423

Unlikely to be collected

Other collaterals and counter guaranty “B”	1,657	1,377
Without senior security or counter guaranty	6,668	3,330

Uncollectible

Other collaterals and counter guaranty “B”	4,315	7,839
Without senior security or counter guaranty	5,421	3,563

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	13	51
Without senior security or counter guaranty	108	81

Total	1,494,041	1,128,561

General Total (1)	9,158,604	10,252,968

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements audited

We have audited the accompanying balance sheets of BBVA BANCO FRANCÉS S.A. as of December 31, 2005 and 2004 and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended, with their notes 1 to 16 and supplemental exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also audited the consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements) as of December 31, 2005 and 2004 and the related consolidated statements of income and changes in cash flows for the fiscal years then ended, with their notes 1 to 5 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue an opinion on such financial statements, based on our audits performed in accordance with the scope described in caption 2.

2.	Scope of the audit work

We conducted our audits in accordance with auditing standards generally accepted in the Autonomous City of Buenos Aires, including the procedures established by the “Minimum Standards for External Audits” issued by the Argentine Central Bank (BCRA). These standards require that the auditors plan and perform the audit to obtain reasonable assurance about whether the significant information included in the financial statements, taken as a whole, is prepared in conformity with professional accounting standards in effect in the Autonomous City of Buenos Aires and those established by the BCRA. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the reasonableness of significant estimates made by the Bank’s Board of Directors.

3.	Prior explanations to our report

a)	Our independent auditors’ report dated March 4, 2005 on the financial statements as of December 31, 2004, presented for comparative propose, to which we refer, was qualified due to: (i) the uncertainty related to the recoverability of the assets recorded for the expected compensation for payments to depositors made under count orders and (ii) certain significant divergences from the accounting principles generally accepted in Buenos Aires City.

The resolution of the uncertainty indicated in point (i) above has been explained in note 3.II.c) to the financial statements.

b)	The financial statements described in caption 1 have been prepared by the Bank in accordance with the standards established by the BCRA which differ from the professional accounting standards in force in Buenos Aires City in the aspects indicated in Note 3 to such financial statements. In addition, other differences with respect to the accounting principles generally accepted in Buenos Aires City are detailed in Note 2 to the consolidated financial statements.

4.	Report

In our opinion, the financial statements mentioned in caption 1 of this report present fairly, in al material respects, the financial position of BBVA BANCO FRANCÉS S.A., both individually and consolidated with its controlled companies as of December 31, 2005 and 2004, the results of its operations, the changes in stockholders’ equity and the changes in cash flows for the years then ended, in conformity with the BCRA’s regulations and, except for the effects of the situation indicated under caption 3.b), in accordance with the accounting principles generally accepted in Buenos Aires City.

As described in note 17 to the stand-alone financial statements, the effects of the differences between the accounting standards of the BCRA (which differ from the accounting principles generally accepted in Buenos Aires City – Argentina for the matters mentioned in Note 3 to the financial statements), and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. This report was prepared in accordance with auditing standards generally accepted in Argentina and the “Minimum Standards for External Audits” established by the BCRA. The translation into English of the financial statements described in caption 1 and of this independent auditors’ report has been made solely for the convenience of English-speaking readers.

Buenos Aires, February 10, 2006.

 DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH

  Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date:	February 20, 2006	By:	/s/ Marcelo G. Canestri
		Name:	Marcelo G.Canestri
		Title:	Chief Financial Officer